UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AngloGold Ashanti Limited
(Name of Issuer)

American Depository Shares
(Title of Class of Securities)

035128206
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages

CUSIP NO. 035128206	Page 2 of 11 Pages

1.	Names of Reporting Persons

Paulson & Co. Inc.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

State of Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 31,060,595
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		31,060,595

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

31,060,595

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

8.03%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. 035128206	Page 3 of 11 Pages

1.	Names of Reporting Persons

Paulson Advantage Master Ltd.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 7,535,034
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		7,535,034

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,535,034

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

1.95%

12.	Type of Reporting Person (See Instructions)

CO

CUSIP NO. 035128206	Page 4 of 11 Pages

1.	Names of Reporting Persons

Paulson Advantage Plus Master Ltd.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 16,608,300
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		16,608,300

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,608,300

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

4.29%

12.	Type of Reporting Person (See Instructions)

CO

CUSIP NO. 035128206	Page 5 of 11 Pages

1.	Names of Reporting Persons

Paulson Gold Master Fund Ltd.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 3,151,550
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		3,151,550

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,151,550

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.81%

12.	Type of Reporting Person (See Instructions)

CO

CUSIP NO. 035128206	Page 6 of 11 Pages

1.	Names of Reporting Persons

Paulson Credit Opportunities Master Ltd.

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Cayman Islands

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 2,706,206
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		2,706,206

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,706,206

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0.70%

12.	Type of Reporting Person (See Instructions)

CO

CUSIP NO. 035128206	Page 7 of 11 Pages

1.	Names of Reporting Persons

John Paulson

2.	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[X]
b.	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 31,060,595
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		31,060,595

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

31,060,595

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

8.03%

12.	Type of Reporting Person (See Instructions)

IN

CUSIP NO. 035128206	Page 8 of 11 Pages

This Amendment is filed with respect to the American Depositary Shares (the “Shares”), of AngloGold Ashanti Limited (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of December 31, 2012 and amends and supplements the Schedule 13G filed originally on June 1, 2009 and amended on February 14, 2012 (the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G (the “Reporting Persons”) are:

• Paulson & Co. Inc. (“Paulson & Co.”);
• Paulson Advantage Master Ltd. (“Advantage Master”);
• Paulson Advantage Plus Master Ltd. (“Advantage Plus Master”);
• Paulson Gold Master Fund Ltd. (“Gold Master”);
• Paulson Credit Opportunities Master Ltd. (“Credit Master”); and
• John Paulson

Item 4.		Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Collectively, the Reporting Persons beneficially own 31,060,595 Shares representing 8.03% of the outstanding Ordinary Shares of the Issuer

A.	Advantage Master

	(a)	Amount beneficially owned: 7,535,034
	(b)	Percent of class: 1.95%
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	7,535,034 (See Note 1.)
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	7,535,034 (See Note 1.)

B.	Advantage Plus Master

	(a)	Amount beneficially owned: 16,608,300
	(b)	Percent of class: 4.29%
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	16,608,300 (See Note 1.)
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	16,608,300 (See Note 1.)

CUSIP NO. 035128206	Page 9 of 11 Pages

C.	Gold Master

	(a)	Amount beneficially owned: 3,151,550
	(b)	Percent of class: 0.81%
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	3,151,550 (See Notes 1.)
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	3,151,550 (See Notes 1.)

D.	Credit Master

	(a)	Amount beneficially owned: 2,706,206
	(b)	Percent of class: 0.70%
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	2,706,206 (See Notes 1. and 3.)
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	2,706,206 (See Notes 1. and 3.)

E.	Paulson’s Separately Managed Accounts

	(a)	Amount beneficially owned: 993,804
	(b)	Percent of class: 0.26%
	(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	993,804 (See Notes 1. and 2.)
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	993,804 (See Notes 1. and 2.)

F.	Paulson & Co.

	(a)	Amount beneficially owned: 31,060,595
	(b)	Percent of class: 8.03%
	(c)	Number of shares as to which such person has:

CUSIP NO. 035128206	Page 10 of 11 Pages

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	31,060,595 (See Notes 1., 2. and 3.)
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	31,060,595 (See Notes 1., 2. and 3.)

G.	John Paulson

	(a)	Amount beneficially owned: 31,060,595
	(b)	Percent of class: 8.03%
	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote:	0
	(ii)	Shared power to vote or to direct the vote:	31,060,595 (See Notes 1., 2. and 3.)
	(iii)	Sole power to dispose or to direct the disposition of:	0
	(iv)	Shared power to dispose or to direct the disposition of:	31,060,595 (See Notes 1., 2. and 3.)

Note 1: Paulson & Co., an investment advisor that is registered under the Investment Advisors Act of 1940, and its affiliates furnish investment advice to Advantage Master, Advantage Plus Master, Gold Master and Credit Master (collectively, the “Funds”) and separately managed accounts (the “Separately Managed Accounts”).  John Paulson is the controlling person of Paulson & Co.  Each of the Funds and the Separately Managed Accounts may be deemed to have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Shares reported in this Schedule 13G with Paulson & Co. and John Paulson.

Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Act”), each of the Reporting Persons declare that the filing of this Schedule 13G shall not be construed as an admission that it or he, for purposes of Section 13(d) or 13(g) of the Act, is the beneficial owner of any securities covered by this Schedule 13G.

Note 2: This number includes 84,689 Shares issuable upon the conversion of 6% Mandatory Convertible Subordinated Bonds due 2013 (the “Convertible Securities”).

Note 3: This number includes 2,706,206 Shares issuable upon the conversion of the Convertible Securities.

Item 10.	Certification:

By signing below each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 035128206	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013	PAULSON & CO. INC.

By: /s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer

Date: February 14, 2013	PAULSON ADVANTAGE MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer

Date: February 14, 2013	PAULSON ADVANTAGE PLUS MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer

Date: February 14, 2013	PAULSON ADVANTAGE GOLD MASTER FUND LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer

Date: February 14, 2013	PAULSON CREDIT OPPORTUNITIES MASTER LTD.
By: Paulson & Co. Inc., as Investment Manager

By: /s/ Stuart L. Merzer
Stuart L. Merzer
General Counsel & Chief Compliance Officer

Date: February 14, 2013	JOHN PAULSON

By: /s/ Stuart L. Merzer
Stuart L. Merzer, as Attorney-in-Fact
for John Paulson